As filed with the Securities and Exchange Commission
on May 5, 2004

Registration No. 811-09347
SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

FORM N-1A
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 Ô

Amendment No. 26 Õ

________________________

NATIONS MASTER INVESTMENT TRUST
(Exact Name of Registrant as specified in Charter)
101 South Tryon Street
Charlotte, NC 28255
(Address of Principal Executive Offices, including Zip Code)
__________________________

Registrant's Telephone Number, including Area Code: (800) 321-7854
Robert B. Carroll
c/o Bank of America Corporation
One Bank of America Plaza
101 South Tryon Street
Charlotte, North Carolina 28255
(Name and Address of Agent for Service)
With a copy to:
Marco E. Adelfio, Esq.
Steven G. Cravath, Esq.
Morrison & Foerster LLP
2000 Pennsylvania Ave., N.W.
Washington, D.C. 20006

EXPLANATORY NOTE

This Registration Statement has been filed by the Registrant pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, in order to disclose Causeway Capital Management LLC as co-investment sub-advisor with Marsico Capital Management, LLC for Nations International Equity Master Portfolio. However, beneficial interests in the Trust are not being registered under the Securities Act of 1933 (the "1933 Act") because such interests will be issued solely in private placement transactions that do not involve any "public offering" within the meaning of Section 4(2) of the 1933 Act. Investments in the Registrant may only be made by the investment companies or certain other entities which are "accredited investors" within the meaning of Regulation D under the 1933 Act. This Registration Statement does not constitute an offer to sell, or solicitation of an offer to buy, any beneficial interested in the Registrant. With the exception of the portion of Part A included in this filing, Part A of the Registration Statement is hereby incorporated by reference to Amendment Nos. 19 and 20 filed July 31, 2003 and September 23, 2003, respectively; Amendments Nos. 22 and 23 filed January 7, 2004; Amendment 24 filed April 7, 2004; and Amendment No. 25 filed on April 22, 2004. Part B of the Registration Statement is hereby incorporated by reference to Amendment No. 21, filed October 14, 2003; and Part C of the Registration Statement is hereby incorporated by reference to Amendment No. 19, filed July 31, 2003.

NATIONS MASTER INVESTMENT TRUST

NATIONS INTERNATIONAL EQUITY MASTER PORTFOLIO

Supplement dated May 5, 2004

to the Part A dated August 1, 2003, as supplemented

On April 7, 2004, the Board of Trustees of Nations Master Investment Trust (the "Board") approved the engagement of Causeway Capital Management LLC ("Causeway") as co-investment sub-adviser with Marsico Capital Management, LLC ("Marsico Capital") for Nations International Equity Master Portfolio (the "Master Portfolio"). The Board approved Causeway as the replacement investment sub-adviser to assume responsibility for the day-to-day investment decisions for the portion of the Master Portfolio's assets allocated to it. Causeway will assume this responsibility beginning on or about May 11, 2004, following the Board's previously reported termination of Putnam Investment Management, LLC ("Putnam") and INVESCO Global Asset Management (N.A.), Inc. ("INVESCO") as investment sub-advisers of the Master Portfolio.

In connection with these approvals, the Part A of Nations International Equity Master Portfolio is hereby supplemented to provide that the investment advisory engagements with Putnam and INVESCO will terminate on or about May 10, 2004, after which time all references to Putnam and INVESCO as investment sub-advisers to the Master Portfolio are replaced with the following information as appropriate.

Marsico Capital and Causeway each manages approximately one-half of the assets of the Master Portfolio. Causeway, located at 11111 Santa Monica Blvd., Suite 1550, Los Angeles, CA 90025, is a registered investment adviser and is majority-owned by its employees. Causeway currently has approximately $6.6 billion in assets under management. The Causeway portfolio management team is responsible for making the day-to-day investment decisions for its portion of the Master Portfolio.

Causeway uses a "bottom-up" analysis and a disciplined value approach. Causeway seeks to invest in companies that it believes are currently undervalued by the market. Causeway makes investment decisions based on the following factors: low price-to-earnings ratios relative to the sector; high yields or share repurchases, low price-to-book value ratios and low price-to-cash flow ratios relative to the market; and financial strength.

Changing the investment sub-advisory arrangements will cause repositioning of a portion of the Master Portfolio's portfolio holdings. Depending upon the extent of the repositioning, it is possible that Nations International Equity Master Portfolio may incur increased expenses and/or realize taxable capital gains that are distributable to interestholders.

The Board has approved an interim investment sub-advisory agreement with Causeway which allows it to serve as investment sub-adviser to the Master Portfolio into mid October 2004. The shareholders of Nations International Equity Fund will be asked to approve an investment sub-advisory agreement between the Master Portfolio and Causeway before the expiration of the interim agreement. It is anticipated that Nations Funds Trust will hold a special meeting of Nations International Equity Fund's shareholders in late July 2004 in order to seek such approval. Proxy materials discussing the change in sub-advisory arrangements are expected to be mailed in the second quarter of 2004.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on the 5th day of May, 2004.

NATIONS MASTER INVESTMENT TRUST

By:                 *

Edward D. Bedard
President and Chief Executive Officer

By: /s/ Robert B. Carroll
Robert B. Carroll
Secretary
*Attorney-in-Fact